SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Canadian National Railway Company
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

136375102
(CUSIP Number)

Mr. Christopher Hohn
TCI Fund Management Limited
7 Clifford St
London W1S 2FT, United Kingdom
44 20 7440 2330 with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2021
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 9 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136375102	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON TCI Fund Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,521,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,521,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,521,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 136375102	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Christopher Hohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,521,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,521,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,521,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 136375102	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common shares, no par value ("Shares"), of Canadian National Railway Company (the "Company"). The principal executive office of the Company is located at 935 de La Gauchetière Street West, Montreal, Quebec, Canada H3B 2M9.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by: (i) TCI Fund Management Limited, a United Kingdom private limited company ("TCIF UK"), with respect to the Shares held by The Children's Investment Master Fund, a Cayman Islands exempted company (the "TCI Fund") and certain fund(s) and/or account(s) (collectively, with the TCI Fund, the "TCI Funds and Accounts") managed by TCIF UK; and (ii) Christopher Hohn ("Mr. Hohn", and together with TCIF UK, the "Reporting Persons"), with respect to the Shares directly held by the TCI Funds and Accounts.

(b) The principal business address of the Reporting Persons is 7 Clifford Street, London, W1S 2FT, United Kingdom.

(c) The principal business of the Reporting Persons is investing for accounts under their management.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) TCIF UK is a private limited company organized under the laws of the United Kingdom. Mr. Hohn is a citizen of the United Kingdom.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 36,521,825 Shares reported herein as beneficially owned by the Reporting Persons were purchased using working capital of the TCI Funds and Accounts at an aggregate cost of approximately $3,492,271,352, excluding brokerage commissions.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believed that the Shares were undervalued and represented an attractive investment opportunity.

The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals (whether preliminary or final) and intend to further discuss with the Company's management and the Board and send presentations and other materials to the Company with respect to the foregoing. The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Company's operations, management, the composition of the Board (including proposing or nominating director candidates to the Board (which may include representatives of the Reporting Persons), extraordinary transactions with third parties, capital or corporate structure, capital allocation policies, strategy and plans, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons may communicate with the Company's management, Board, other shareholders or third parties regarding the foregoing. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements (which may include customary standstill provisions).

CUSIP No. 136375102	SCHEDULE 13D	Page 5 of 9 Pages

The Reporting Persons intend to review their investment in the Company on a continuing basis and depending upon various factors, including, without limitation, the Company’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, and the availability of securities of the Company at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Company or the Company's investments through, among other things, the purchase or sale of securities of the Company or the Company's investments, including through transactions involving Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Company or the Company's investments in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable; and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares or the Company's investments without affecting their beneficial ownership of Shares. The Reporting Persons may from time to time have long or short exposure to the Company's investments. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 707,900,000 Shares outstanding which is the number of Shares reported to be outstanding as of July 20, 2021, as reported in the Company's Form 6-K filed with the Securities and Exchange Commission (the "SEC") on July 20, 2021.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 36,521,825 Shares, representing approximately 5.2% of the Shares outstanding.

TCIF UK is the investment manager of the TCI Funds and Accounts. Christopher Hohn is the Managing Director of TCIF UK. By reason of the provisions of Rule 13d-3 of the Act, Mr. Hohn may be deemed to beneficially own the Shares held by the TCI Funds and Accounts.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.

(b) The Reporting Persons have shared voting and dispositive power over 36,521,825 Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

CUSIP No. 136375102	SCHEDULE 13D	Page 6 of 9 Pages

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Company.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:	Joint Filing Agreement.

CUSIP No. 136375102	SCHEDULE 13D	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2021

TCI Fund Management Limited

/s/ Christopher Hohn
Name: Christopher Hohn
Title: Managing Director

/s/ Christopher Hohn
Christopher Hohn

CUSIP No. 136375102	SCHEDULE 13D	Page 8 of 9 Pages

Schedule A

Transactions in the Shares of the Company During the Last 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. The price reported in the column Price Per Share ($) is a weighted average price . These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

6/30/2021	139,280	105.515	105.05 - 106.045
6/30/2021	10,720	106.159	106.05 - 106.31
6/30/2021	88,300	130.827	130.31 - 131.3	*
6/30/2021	11,700	131.420	131.31 - 131.54	*
7/1/2021	82,465	105.633	105.38 - 105.98
7/2/2021	143,997	106.576	106.2 - 107.17
7/2/2021	6,003	107.269	107.2 - 107.32
7/2/2021	284,800	131.726	131.33 - 132.32	*
7/2/2021	7,300	132.432	132.33 - 132.52	*
7/5/2021	41,493	131.071	130.67 - 131.65	*
7/5/2021	100	131.670	131.67 - 131.67	*
7/6/2021	288,501	129.519	128.92 - 129.915	*
7/6/2021	42,399	130.179	129.92 - 130.915	*
7/6/2021	5,500	130.969	130.92 - 131.08	*
7/7/2021	5,817	104.906	104.21 - 105.2

7/7/2021	83,899	105.807	105.21 - 106.16
7/7/2021	12,200	130.638	130.13 - 131.12	*
7/7/2021	103,600	131.886	131.13 - 132.12	*
7/7/2021	79,500	132.373	132.13 - 132.76	*
7/8/2021	57,601	106.458	105.92 - 106.91
7/8/2021	37,259	107.583	106.92 - 107.91
7/8/2021	3,485	107.943	107.92 - 107.99
7/8/2021	35,049	133.541	133.04 - 134.02	*
7/8/2021	17,900	134.625	134.09 - 135.03	*
7/8/2021	31,500	135.226	135.04 - 135.46	*
7/9/2021	92,800	133.542	132.93 - 133.925	*
7/9/2021	1,200	133.943	133.93 - 133.96	*
7/12/2021	139,200	131.776	131.226 - 132.16	*
7/12/2021	40,300	132.788	132.24 - 133.224	*
7/12/2021	9,700	133.461	133.228 - 133.749	*
7/13/2021	190,200	131.751	131.35 - 132.22	*
7/14/2021	47,300	131.810	131.4 - 132.08	*
7/15/2021	165,600	132.410	131.83 - 132.82	*
7/15/2021	7,300	132.855	132.83 - 132.91	*

CUSIP No. 136375102	SCHEDULE 13D	Page 9 of 9 Pages

7/16/2021	103,135	131.357	130.793 - 131.79	*
7/16/2021	87,565	131.977	131.797 - 132.16	*
7/20/2021	19,057	129.254	128.51 - 129.51	*
7/20/2021	201,743	129.831	129.51 - 130.507	*
7/20/2021	23,200	130.751	130.51 - 130.985	*
7/21/2021	186,900	131.091	130.46 - 131.45	*
7/21/2021	5,100	131.536	131.46 - 131.78	*
7/22/2021	125,000	105.267	104.87 - 105.67
7/22/2021	137,300	132.336	131.74 - 132.739	*
7/22/2021	7,700	132.813	132.74 - 132.99	*
7/23/2021	143,000	105.792	105.58 - 106.05
7/23/2021	27,900	132.707	131.94 - 132.936	*
7/23/2021	110,300	133.164	132.94 - 133.63	*
7/26/2021	131,453	131.626	131.18 - 132.17	*
7/26/2021	3,700	132.221	132.18 - 132.36	*
7/27/2021	5,100	131.724	131.2 - 132.13	*
7/27/2021	26,963	132.950	132.3 - 133.14	*
7/27/2021	133,437	133.973	133.27 - 134.2	*
7/27/2021	121,500	134.294	134.2 - 134.55	*
7/28/2021	223,593	133.329	132.74 - 133.73	*
7/28/2021	6,407	133.868	133.74 - 133.94	*
7/29/2021	187,700	133.969	133.64 - 134.63	*
7/29/2021	57,300	135.056	134.65 - 135.38	*
7/30/2021	99,500	107.648	107.28 - 108.27
7/30/2021	45,947	108.556	108.33 - 108.66
7/30/2021	64,805	133.877	133.27 - 134.26	*
7/30/2021	79,395	134.876	134.27 - 135.26	*
7/30/2021	30,300	135.395	135.27 - 135.5	*
8/2/2021	66,370	107.533	107.14 - 108.13
8/2/2021	21,533	108.671	108.14 - 108.8
8/3/2021	187,970	135.434	134.92 - 135.91	*

8/3/2021	2,030	135.951	135.93 - 135.999	*
8/4/2021	127,000	135.223	134.585 - 135.584	*
8/4/2021	2,600	135.607	135.59 - 135.63	*
8/5/2021	168,775	135.105	134.62 - 135.61	*
8/5/2021	9,825	135.759	135.62 - 135.94	*
8/6/2021	29,300	137.105	136.34 - 137.339	*
8/6/2021	25,500	137.487	137.34 - 137.75	*
8/17/2021	100,000	105.786	105.6121 - 105.95
8/18/2021	66,688	106.335	105.79 - 106.78
8/18/2021	17,014	107.106	106.79 - 107.51
8/18/2021	67,967	134.347	133.55 - 134.548	*
8/18/2021	28,994	134.908	134.55 - 135.54	*
8/18/2021	2,000	135.634	135.568 - 135.68	*

8/19/2021	70,914	105.875	105.350 - 106.345
8/19/2021	22,174	106.533	106.350 - 106.680
8/19/2021	18,300	135.169	134.380 - 135.370	*
8/19/2021	49,300	135.754	135.380 - 136.370	*
8/19/2021	14,100	136.583	136.380 - 136.770	*
8/20/2021	45,000	105.736	105.470 - 106.020
8/20/2021	45,000	135.788	135.480 - 136.110	*
8/23/2021	99,040	136.224	135.600 - 136.598	*
8/23/2021	20,960	136.698	136.600 - 136.890	*
8/24/2021	180,000	136.138	135.922 - 136.300	*
8/25/2021	135,700	136.574	136.000 - 136.990	*
8/25/2021	1,000	137.030	137.010 - 137.040	*
8/26/2021	65,099	137.474	136.830 - 137.825	*
8/26/2021	74,901	138.144	137.830 - 138.480	*
8/27/2021	175,988	139.149	138.600 - 139.590	*
8/27/2021	14,012	139.670	139.600 - 139.750	*

* Trades executed in Canadian dollars.

Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 30, 2021

TCI Fund Management Limited

/s/ Christopher Hohn
Name: Christopher Hohn
Title: Managing Director

/s/ Christopher Hohn
Christopher Hohn